UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

China Real Estate Information Corporation
(Name of Issuer)
Ordinary Shares, par value $0.0002
(Title of Class of Securities)
16948Q103
(CUSIP Number)
Li-Lan Cheng
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
The People’s Republic of China
Phone: +86 21 6133 0808
Facsimile: +86 21 6133 0707
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Phone: (852) 3740-4700

December 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16948Q103

1	NAMES OF REPORTING PERSONS E-House (China) Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		75,939,975 ordinary shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,939,975 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,939,975 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Introductory Note:
This amendment No. 2 to Statement on Schedule 13D (the “Amendment No. 2”) is being filed by E-House (China) Holdings Limited (“E-House”) with respect to its beneficial ownership of shares of China Real Estate Information Corporation, a company organized under the laws of the Cayman Islands (the “Company”). This Amendment No. 2 amends and supplements the Schedule 13D and amendment No. 1 to Schedule 13D filed by E-House with the Securities and Exchange Commission on December 11, 2009 and November 1, 2011 respectively (collectively, the “Original Schedule 13D”). Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D.
Item 1. Security and Issuer.
This Amendment No. 2 relates to the ordinary shares, par value $0.0002 per share (the “Shares”), of the Company, whose principal executive offices are located at No. 383 Guangyan Road, Shanghai 200072, the People’s Republic of China.
Item 2. Identity and Background.
This Amendment No. 2 is being filed by E-House. E-House provides a wide range of services to the real estate industry in China, including primary sales agency, secondary brokerage, information and consulting, online, advertising, promotional events and investment management services. The principal executive offices of E-House are located at 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of E-House are set forth on Schedule A hereto and are incorporated herein by reference.
During the last five years, neither E-House nor, to the best of its knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
Pursuant to the Agreement and Plan of Merger, dated as of December 28, 2011 (the “Merger Agreement”), by and among E-House, CRIC (China) Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of E-House (“Merger Sub”), and the Company, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of E-House (the “Merger”). A copy of the Merger Agreement is filed as Exhibit A and is incorporated herein by reference.

Pursuant to the Merger Agreement, E-House will acquire through a merger all the outstanding Shares of the Company that are not owned by E-House for a fixed consideration consisting of $1.75 cash and 0.6 E-House ordinary shares / American depositary shares (“ADSs”) for each Company Share. E-House increased the cash portion of the consideration to $1.75 from the $1.60 initially proposed to the board of directors of the Company and publicly announced on October 28, 2011.
E-House intends to fund the Merger through its cash and cash equivalents on hand, including funds held by the Company, and its own equity.
Item 4. Purpose of Transaction.
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
On December 28, 2011, E-House entered into the Merger Agreement with Merger Sub and the Company. The description of the Merger Agreement herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.
Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, at the effective time of the Merger, each of Company Shares (not including Company Shares represented by Company ADSs) issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive 0.6 E-House ordinary shares and $1.75 in cash without interest, and each of Company Shares represented by Company ADSs issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive 0.6 E-House ADSs and $1.75 in cash without interest.
Notwithstanding the consideration generally payable to the shareholders of the Company in the Merger, Company Shares (including Company Shares represented by Company ADSs) that at the effective time of the Merger are (1) beneficially owned by E-House, Merger Sub, or any wholly-owned subsidiaries of the Company, (2) issued to the depositary bank which maintains the Company’s American depositary share program and reserved for future grants under the Company’s share incentive plan, or (3) held by the Company in treasury either in the form of ordinary shares or ADSs (collectively, the “Excluded Company Shares”) will be cancelled in the Merger and no consideration will be delivered or deliverable in exchange therefor, and each Company Share owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law, will be cancelled for the appraised or agreed value under the Cayman Islands Companies Law.
The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the Company’s board of directors (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement and the Merger. The Special Committee, which is composed solely of directors unrelated to E-House or Merger Sub, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

Completion of the Merger is subject to the approval of the Merger Agreement and the Merger by an affirmative vote of shareholders (i) representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger, and (ii) holding a majority of the outstanding Shares of the Company other than the Excluded Company Shares, as well as certain other customary closing conditions. E-House has advised the Company’s board of directors that it intends to vote in favor of the approval of the Merger Agreement and the Merger. However, there can be no assurance that the Merger will receive necessary approvals or be consummated.
At the effective time of the Merger, the memorandum of association and articles of association of Merger Sub then in effect will be the memorandum of association and articles of association (the “Articles of Association”) of the Surviving Corporation, except that, at the effective time,
(i)	Clause 1 of the memorandum of association will be amended to be and read as follows: “The name of the Company is China Real Estate Information Corporation ”,
(ii)	Clause 2 of the memorandum of association will be amended to be and read as follows: “The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide”, and
(iii)	the Articles of Association will be amended to refer to the name of the Surviving Corporation as “China Real Estate Information Corporation ”,
in each case, until thereafter changed or amended as provided therein or by applicable laws.
At the effective time of the Merger, (i) the directors of Merger Sub immediately prior to the effective time will be the directors of the Surviving Corporation, each to hold office in accordance with the articles of association until their respective death, resignation or removal or until their respective successors are duly elected and qualified; and (ii) the officers of the Company immediately prior to the effective time will be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Association until successors are duly elected or appointed and qualified.
As of the date hereof, E-House beneficially owns an aggregate of 75,939,975 Shares of the Company, representing approximately 54.1% of the total outstanding Shares of the Company. Following the consummation of the Merger, the Company would become a wholly-owned subsidiary of E-House, and its ADSs would no longer be traded on the NASDAQ Global Select Market and would cease to be registered under Section 12 of the Securities Exchange Act of 1934.
Except as set forth herein, E-House has no present plans or proposals that relate to or would result in any of the transactions described in other paragraphs of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended in its entirety by the following:
The responses to Rows (7) through (13) of the cover pages of this Amendment No. 2 are hereby incorporated by reference in this Item 5. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of E-House is set forth on Schedule B hereto, which is incorporated herein by reference.
E-House beneficially owns an aggregate of 75,939,975 Shares of the Company, consisting of 74,555,555 ordinary shares and 1,384,420 ordinary shares in the form of ADSs, which represent approximately 54.1% of the total outstanding Shares of the Company.
Except as disclosed in this Amendment No. 2 (including in the schedules attached hereto), neither E-House nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
Except as disclosed in this Amendment No. 2, neither E-House nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.
Except as disclosed in this Amendment No. 2, neither E-House nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
To the best knowledge of E-House, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by E-House.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 3 and 4 above is hereby incorporated by reference in this Item 6.
Except as described in the Original Schedule 13D or in this Amendment No. 2 or incorporated by reference in this Amendment No. 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between E-House or, to the best of its knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Agreement and Plan of Merger, dated December 28, 2011, by and among E-House (China) Holdings Limited, CRIC (China) Holdings Limited and China Real Estate Information Corporation

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 30, 2011

E-House (China) Holdings Limited
By:	/s/ Li-Lan Cheng
	Name:	Li-Lan Cheng
	Title:	Chief Financial Officer

SCHEDULE A
Directors and Executive Officers of E-House

Present Principal
Name	Position with E-House	Occupation	Business Address	Citizenship

Xin Zhou	Executive Chairman	*	**	P.R. China

Jianjun Zang	Acting Chief Executive Officer and Director	*	**	P.R. China

Neil Nanpeng Shen	Director	Founding Partner of Sequoia Capital China Advisors (Hong Kong) Limited	Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong	Hong Kong

Canhao Huang	Director	*	**	P.R. China

Bing Xiang	Independent Director	Professor and Dean of Cheung Kong Graduate School of Business	**	Hong Kong

Hongchao Zhu	Independent Director	Managing Partner of Shanghai United Law Firm	**	P.R. China

May Wu	Independent Director	Chief Financial Officer of Home Inns & Hotels Management Inc.	**	U.S.

Jeffrey Zhijie Zeng	Independent Director	Founding Managing Partner of Kaixin Investment	**	P.R. China

Yunchang Gu	Independent Director	Vice President of China Real Estate and Housing Research Association	**	P.R. China

Li-Lan Cheng	Chief Financial Officer	*	**	U.S.

*	The present principal occupation is the same with his/her position with E-House.

**	17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China.

SCHEDULE B
Shares Beneficially Owned by the Directors and Executive Officers of E-House

	Shares Beneficially Owned (1)
	Number		%
Directors and Executive Officers
Xin Zhou	4,481,236	(2)	3.19%
Jianjun Zang	58,332	(3)	0.04%
Neil Nanpeng Shen	29,998	(3)	0.02%
Canhao Huang	58,332	(3)	0.04%
Bing Xiang	14,996	(3)	0.01%
Hongchao Zhu	14,996	(3)	0.01%
May Wu	22,500	(3)	0.02%
Jeffrey Zhijie Zeng	14,996	(3)	0.01%
Yunchang Gu	14,996	(3)	0.01%
Li-Lan Cheng	300,000	(4)	0.21%

(1)	For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days or the number of restricted shares held by such person that will be vested within 60 days, as the case may be. The total number of Shares outstanding as of December 28, 2011 is 140,320,006.

(2)	Represent 3,200,000 ADSs and options to purchase 1,281,236 Shares that are exercisable within 60 days.

(3)	Represent options to purchase Shares that are exercisable within 60 days.

(4)	Represent 150,000 ordinary shares and 150,000 restricted shares that will be vested within 60 days.